:----------:                                       :---------------------------:
:  FORM 3  :                                       :     OMB APPROVAL          :
:----------:                                       :---------------------------:
                                                   :OMB NUMBER        3235-0104:
                                                   :EXPIRES: September 30, 1998:
                                                   :ESTIMATED AVERAGE BURDEN   :
                                                   :HOURS PER RESPONSE.... 0.5 :
                                                   :---------------------------:

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940
================================================================================
1. Name and Address of Reporting Person

    United HealthCare Corporation
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   (Last)                     (First)                       (Middle)

    300 Opus Center
    9900 Bren Road East
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                                    (Street)

   Minnetonka                  Minnesota                     55343
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   (City)                     (State)                       (Zip)
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2. Date of Event Requiring Statement (Month/Day/Year)

   May 27, 1998
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================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)

   41-1321939
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================================================================================
4. Issuer Name and Ticker or Trading Symbol

   Humana Inc. (HUM)
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5. Relationship of Reporting Person to Issuer (Check all applicable)

   _____ Director                       _X__ 10% Owner
   _____ Officer (give title below)     ____ Other (specify below)


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6. If Amendment, Date of Original (Month/Day/Year)

   N/A
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================================================================================
7. Individual or Joint/Group Filing (check Applicable Line)

   __X__  Form filed by One Report Person

   _____  Form filed by More than One Report Person
================================================================================

TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED


1. Title of Security    2. Amount of Securities        3. Ownership            7.  Nature of Indirect Beneficial Ownership
   (Instr. 4)              Beneficially Owned             Form: Direct             (Instr. 5)
                           (Instr. 4)                     (D) or Indirect
                                                          (I) (Instr. 5)
-------------------     -----------------------        ------------------      -------------------------------------------


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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                                     (Print or Type Responses)                       SEC 1473 (7-96)

              TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1.   Title of Derivative Security (Instr. 4)

     Option to purchase shares of Common Stock, par value 0.16 2/3 per share ("Common Stock"), of Humana Inc. ("Humana")
     ---------------------------------------------------------------------------
================================================================================
2.   Date Exercisable and Expiration Date (Month/Day/Year)
          Date Exercisable              Expiration Date
     ------------------------      ------------------------
               +                               +
================================================================================
3.   Title and Amount of Securities Underlying Derivative Security (Instr. 4)
           Title                   Amount or Number of Shares
     ------------------            --------------------------
     Common Stock                          33,000,000
================================================================================
4.   Conversion or Exercise Price of Derivative Security

     $30.3375 per share
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================================================================================
5.  Ownership Form of Derivative Security: Direct (D) or Indirect (I)
     (Instr. 5)

     D
     ---------------------------------------------------------------------------
================================================================================
6.  Nature of Indirect Beneficial Ownership (Instr. 5)

     N/A
     ---------------------------------------------------------------------------
================================================================================

Explanation of Responses:

+ Beneficial ownership of 33,000,000 shares of Common Stock (subject to adjustment as provided in the Stock Option Agreement (as defined below)) hereunder is being reported solely as a result of the Stock Option Agreement, dated as of May 27, 1998 (the "Stock Option Agreement"), between United HealthCare Corporation ("United HealthCare") and Humana. The option granted pursuant to the Stock Option Agreement (the "Option") may be exercised, in whole or in part, only upon the happening of certain events as set forth in the Stock Option Agreement, none of which events has happened as of the date hereof. The Option expires upon the happening of certain events as set forth in the Stock Option Agreement. United HealthCare expressly disclaims ownership of shares of Common Stock which may be purchased by it pursuant to the terms of the Stock Option Agreement.


                      United HealthCare Corporation

                      By:    /s/ David J. Lubben                 June 5, 1998
                          ------------------------------------   --------------
                      Name:  David J. Lubben                          Date
                      Title: General Counsel and Secretary
                      **Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                                                          Page 2
                                                                 SEC 1473 (7-96)